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                                                                    EXHIBIT 16.1


                                                [Arthur Andersen LLP Letterhead]


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


June 27, 2002


Dear Sir/Madam:


The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read paragraphs 1-3 of
Item 4 included in the Form 8-K dated June 27, 2002 of Insteel Industries, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.


Very truly yours,


/s/ Arthur Andersen LLP


cc:  Mr. Michael C. Gazmarian
     Chief Financial Officer and Treasurer
     Insteel Industries, Inc.